

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

May 27, 2010

Via U.S. Mail

Ms. Man Yee Kung
President and Director
Rich Star Development Corporation
10300 Charleston Blvd.
Las Vegas, NV 89135

> **Re:** **Rich Star Development Corporation**
> **Registration Statement on Form S-1**
> **Filed May 3, 2010**
> **File No. 333-166454**

Dear Ms. Kung:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Please provide complete responses and, where disclosure has changed, indicate precisely where we will find your responsive changes in the marked version of the amendment you provide.

2. Please monitor your need to update financial statements and your auditor's consent. The financial statements contained within your Form S-1 are currently over 135 days old and, therefore, your registration statement cannot go effective with your current financial statements. Please update your financial statements to comply with the age requirements of Rule 8-08 of Regulation S-X.

3. Please provide the name and address of your agent for service on your registration statement cover page.

4. Your business plan, which you have not yet begun to implement, is extremely vague. For instance, we note your statement on page 24 that while you plan to become a distributor in the food service business, initially selling "food products, paper and janitorial products and restaurant utensils and equipment," you "may consider dealing in other commodities, as opportunities and available financing allow." On page 22, you refer to your "mineral exploration program." In your risk-factor disclosure on page 9, you emphasize that you may need to acquire an unidentified company or companies in order to remain competitive. Given these circumstances, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. Alternatively, tell us why you believe Rule 419 does not apply to you, and tell us whether you have any plans or intentions to merge with or acquire another business.

Summary, page 6

5. Please revise your discussion here and in your Description of Business section to more clearly describe your business plan. In its present form, the disclosure is unclear as to when you intend to commence operations and exactly how you plan to develop your food service business. As examples, please address the following questions:

    - In which geographic region do you plan to conduct business?
    - How will you locate and engage suppliers?
    - How will you market your product offerings?
    - How do you plan to initiate sales?

    The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor can make an informed judgment about your potential business and operations. In so doing, please clearly specify what steps you have taken to date, what steps you need to take to advance your business, and what is required to make those advancements. Include all key detail relevant to an understanding of your business. We may have further comments based on your revisions. Refer to Item 101(h)(4) of Regulation S-K.

6. Please expand your disclosure here and in your Description of Business section to describe in greater detail your cash needs. In this regard, we note your disclosure on page 24 which indicates that you have enough cash to satisfy your minimum cash requirements for the next 12 months. We note further the disclosure on page F-10 which indicates that your cash balance was reduced in January 2010 to repay a shareholder loan. Explain the types of expenditures that you intend to make during 2010 and how this level of spending will allow you to begin implementing your business plan. Refer to Item 101(a)(2) of Regulation S-K.

Risk Factors, page 7

7. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific, material risks to your company or to the purchasers in this offering. For example, we would expect specific risk-factor disclosure of the following:

- Your lack of a specific business plan and the risks inherent in developing and implementing this plan.
- Discussion and quantification of your limited cash and other resources and your ability to conduct your planned business in light of these limited resources.
- Notwithstanding your statement on page 9 that your "compensation plans are competitive," your lack of resources to attract and retain personnel.

Please note that these are examples only. Review your entire risk factor section and revise as necessary.

Forward-Looking Statements, page 13

8. The safe harbor provided by the PSLRA of 1995 is not available for initial public offerings. See Section 27A of the Securities Act and Section 21E of the Exchange Act. Please revise accordingly.

Determination of Offering Price, page 13

9. Please revise to state consistently that the selling shareholders will be offering the securities for $0.05 per share until such time as your common stock is traded on the OTC Bulletin Board.

Selling Shareholders, page 14

    10. Please disclose whether any of your selling shareholders are broker-dealers or affiliates of broker-dealers.

Description of Securities, page 18

    11. We note your statement on page 19 that "[a]ll outstanding shares of common stock are, and the shares of common stock offered hereby will be when issued, fully paid and non-assessable." This appears to be a legal opinion that you are not qualified to make. Please revise to omit or identify the counsel on whose opinion you are relying. Also, please clarify, if true, that all of the shares being registered have already been issued.

Interests of Named Experts and Counsel, page 19

    12. You state at the top of page 20 that Berman & Company, P.A., reviewed your financial statements. Please revise your wording here to indicate, if true, that Berman & Company, P.A., audited, rather than reviewed, your financial statements.

Description of Business, page 20

    13. Please provide support for your statement on page 20, repeated on page 24, that the two members of your management "are both experienced in all facets of the food service industry."

Directors, Executive Officers, Promoters and Control Persons, page 25

    14. Please account more specifically for your directors' and officers' principal occupations and employment during the past five years. For instance, provide names of previous employers, dates of employment and positions held. If there are any gaps in their employment, please briefly explain. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 26

    15. We note your disclosure on page 26 that your two officers have not received any compensation for their services since the company's inception. Please tell us why you would not characterize as compensation the issuance of the 1,500,000 shares of common stock in October 2009. Refer to Item 402(n)(2)(v) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 27

16. It appears that your table is missing three shareholders who, according to your Selling Shareholders table, own more than 5% of your common stock. Please revise.

17. We note that the address listed for Ms. Kung and Mr. Chan is the same as the company's address. Please tell us whether Ms. Kung and Mr. Chan reside outside the United States and, if so, where they reside and how often they are in the United States. We may have further comments.

Certain Relationships and Related Transactions, page 28

18. Please disclose in this section the loan from your shareholder described in Note 5 to your financial statements. Refer to Item 404(d)(1) of Regulation S-K.

Available Information, page 29

19. Please note that the offices of the Securities and Exchange Commission in Washington, D.C. have moved. The Public Reference Room is currently located at 100 F Street, N.E., Washington, D.C. 20549. Please revise.

Signatures, page 33

20. Please note that Instruction 1 to Form S-1 requires that a registration statement be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. Please ensure that your next amendment includes the signatures of your executive officers in their individual capacities, and signatures of a majority of your directors.

Exhibit 5.1

21. Please either remove the statement that the opinion "is rendered as of the date first written above" or re-file the opinion on the day you want the registration statement to go effective.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864, or in her absence Christopher White, Accounting Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Scott D. Olson, Esq.
        Facsimile No. (503) 908-0956